Exhibit 3.1.27

ARTICLES OF ORGANIZATION

(PURSUANT TO NRS 86)

1.	Name of Limited Liability Company	NCOP VIII, LLC

2.	Resident Agent Name and Street Address:	Nevada Incorporators and Registration Service, LLC. 3763 Howard Hughes Parkway, Suite 170 Las Vegas, NEVADA 89109

3.	Dissolution Date:	Latest date upon which the company is to dissolve (if existence is not perpetual): Perpetual

4.	Management:	Company shall be managed by: Managers

5.	Names, Addresses of Managers or Members:	NCOP Nevada Holdings, Inc. 3763 Howard Hughes Parkway, Suite 170 Las Vegas, Nevada 89109

6.	Names, Addresses and	Richard J. Palmer	Signature:	/s/ Richard J. Palmer
	Signatures of Organizers:	3763 Howard Hughes, Suite 170 Las Vegas, Nevada 89109

7.	Certificate of Acceptance of Appointment of	I, hereby accept appointment as Resident Agent for the above named limited liability company
	Resident Agent:	/s/ Candace R. Corra		1-10-06
		Signature of Resident Agent		Date